BRINKLEY DICKERSON 404.885.3822 telephone 404.962.6743 facsimile brink.dickerson@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street NE, Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone troutmansanders.com

February 25, 2013

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3-08

Washington, D.C. 20549

Attn:  Mara L. Ransom, Assistant Director

Re:                             Zale Corporation

Form 10-K for the Fiscal Year Ended July 31, 2012

Filed October 3, 2012

Definitive Proxy Statement on Schedule 14A

Filed October 19, 2012

File No. 001-04129

Dear Ms. Ransom:

The following are the responses of Zale Corporation (“Zale”) to the Staff’s comments dated February13, 2012, on the Form 10-K for the fiscal year ended July 31, 2012 and the Definitive Proxy Statement on Schedule 14A filed October 19, 2012.  We are submitting this letter on behalf of Zale, and the terms “we,” “our” and “the Company” in the following responses refer to Zale.

Definitive Proxy Statement on Schedule14A

Compensation Discussion & Analysis, page 18

Comment No. 1:

We note your disclosure on page 26 indicating that the named executive officers received bonuses as a result of the benefits received in refinancing the revolving Credit Agreement and Term Loan.  With a view towards improving future disclosure, please tell us how these bonuses were structured to reflect the individual performance or contribution of each named executive officer.  In doing so, please describe for us the specific contributions of each named executive officer.  Please refer to Item 402(b)(2)(vii) of Regulation S-K.

Response:

The efforts that led to the refinancing commenced in May 2010, immediately after Golden Gate Capital provided the Company $150.0 million in financing.  The Golden Gate financing was the product of an extensive search by the Company and its financial advisors, but was expensive and contained various financial covenants that the Company wanted to eliminate as soon as practicable.  The refinancing was made possible through the execution, over the two years preceding the refinancing, of a business plan that was developed and led by the Chief Executive Officer, Mr. Killion, and Chief Administrative Officer, Mr. Appel.  The success of this business plan required significant effort from the Merchandising team, led by Mr. Hollander, and the Marketing team, led by Mr. Lennox.  The Chief Financial Officer (Mr. Haubenstricker) led the significant efforts required to execute the refinancing transactions themselves.  The allocation of the $700,000 in bonuses among the five individuals was subjective, as there were no compensation metrics available to assess the individual’s relative contribution.  The Chief Executive Officer, Mr. Killion, discussed the aggregate amount of the bonuses and the allocation among executives with various members of the Board of Directors.  There was a strong consensus that the greatest credit for the refinancing was due to Mr. Killion and then to Mr. Appel, and that the contribution of the other executives was roughly comparable.  Mr. Killion made a recommendation consistent with that consensus to the Board of Directors, which approved the bonuses.

In future filings, where discretionary bonuses are paid, the Company will provide greater detail with respect to the allocation of the discretionary bonuses among the recipients.

We appreciate the assistance the Staff has provided with its comments on our filings.  We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review.  If you have any questions please do not hesitate to call Eric Koontz at (404) 885-3309 or me at (404) 885-3822.

Very truly yours,

/s/ W. Brinkley Dickerson, Jr.

W. Brinkley Dickerson, Jr.

cc:                                Bridgett Zeterberg (Zale)

Matt Appel (Zale)

Tom Haubenstricker (Zale)

Eric Koontz (Troutman)

ZALE CORPORATION

February 25, 2013

Zale Corporation acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Sincerely yours,

/s/ Bridgett Zeterberg

Bridgett Zeterberg
Vice President, General Counsel and
Corporate Secretary